Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) and related Prospectus of Tsakos Energy Navigation Limited for the registration of debt securities, warrants, rights, depositary shares, purchase contracts, units, common shares and preferred shares and to the incorporation by reference therein of our reports dated April 14, 2020, with respect to the consolidated financial statements of Tsakos Energy Navigation Limited and subsidiaries, and the effectiveness of internal control over financial reporting of Tsakos Energy Navigation Limited and subsidiaries, included in its Annual Report (Form 20-F) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

July 30, 2020